UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date of Report: May 28, 2008

Babcock & Brown Air Limited

(Exact name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

At the Annual General Meeting of the holders (“Shareholders”) of common shares of Babcock & Brown Air Limited (the “Company”) held on May 28, 2008, Shareholders approved the following:

•	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	14,317,379	36,070	4,858
Sean Donlon	14,316,929	36,570	4,808
Joseph M. Donovan	14,318,229	35,270	4,808
Susan M. Walton	14,314,879	38,620	4,808
•	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
14,343,349	10,150	4,808

The following documents regarding the Company’s Annual General Meeting, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Notice of Annual General Meeting to Shareholders, including Form of Proxy
99.2	Notice of Annual General Meeting to Holders of American Depositary Receipts
99.3	Voting Card for Holders of American Depositary Receipts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babcock & Brown Air Limited
(Registrant)

Date: May 28, 2008	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director